Exhibit 12.1
OTTER TAIL CORPORATION
CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Year Ended December 31,
	2005	2006	2007	2008	2009

Earnings
Pretax income from continuing operations	$81,912,596	$77,855,302	$81,928,914	$50,161,916	$21,425,878
Plus fixed charges (see below)	24,615,267	26,458,342	32,389,334	36,082,847	36,304,519

Total earnings (1)	$106,527,863	$104,313,644	$114,318,248	$86,244,763	$57,730,397

Fixed Charges
Interest charges	$17,637,279	$18,789,945	$22,384,136	$28,094,844	$27,622,443
Amortization of debt expense, premium and discount	1,010,988	945,397	1,138,198	1,020,003	2,127,076
Estimated interest component of operating leases	5,967,000	6,723,000	8,867,000	6,968,000	6,555,000

Total fixed charges (2)	$24,615,267	$26,458,342	$32,389,334	$36,082,847	$36,304,519

Preferred Dividend Requirement	$1,044,009	$1,043,125	$1,033,385	$981,547	$633,832

Total Fixed Charges and Preferred Dividend Requirement (3)	$25,659,276	$27,501,467	$33,422,719	$37,064,394	$36,938,351

Ratio of Earnings to Fixed Charges (1) Divided by (2)	4.33	3.94	3.53	2.39	1.59

Ratio of Earnings to Fixed Charges and Preferred Dividends (1) Divided by (3)	4.15	3.79	3.42	2.33	1.56